

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

August 14, 2008

VIA U.S. MAIL and FACSIMILE (805) 446-4850

Mr. Carl C. Wertz
Diodes, Inc.
Chief Financial Officer
3050 East Hillcrest Drive
Westlake, CA 91362

> **RE:** **Diodes, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for the quarter ended June 30, 2008**
> **Form 8-K dated August 7, 2008**
> **Filed August 11, 2008**

Dear Mr. Wertz:

We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and we do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007
Controls and Procedures, page 48

1.   We note that management has concluded that disclosure controls and procedures
        are effective "to provide reasonable assurance that material information relating to
        the Company (including its consolidated subsidiaries) required to be included in
        this report is made known to them." The language that is currently included after
        the word "effective" in your disclosure appears to be superfluous, since the
        meaning of "disclosure controls and procedures" is established by Rule 13a-15(e)
        of the Exchange Act. However, if you do not wish to eliminate this language,
        please revise future filings so that the language that appears after the word
        "effective" is substantially similar in all material respects to the language that
        appears in the entire two-sentence definition of "disclosure controls and
        procedures" set forth in Rule 13a-15(e).

Financial Statements
Note 8 – Bank Credit Agreements and Long Term Debt, page 70

2.   We note that you have disclosed $68 million in available credit facilities. The
        table of credit facilities lists only $58.1 million in unused and available credit in
        three facilities. As there appear to be no borrowings against these facilities, in
        future filings please reconcile the difference between the two amounts.

Note 13 – Income Taxes, page 74

3.   In future filings please disclose the amounts of domestic and foreign pre-tax
        accounting income. Refer to Rule 4-08(h) of Regulation S-X.

4.   In future filings please disclose the aggregate dollar and per share effects of the
        tax holidays described in this footnote.   Refer to SAB Topic 11-C.

Form 10-Q as of June 30, 2008
Note E, Fair Value Measurements, page 12

5.   In future filings, please clarify the disclosures for your auction rate securities by
        explaining the pricing models and significant assumptions used in the valuation,
        such as discount rates, interest rates, illiquidity adjustments, and other significant
        assumptions. Please describe the inputs and the information used to develop the
        inputs. Refer to paragraph 32 of SFAS 157.

6.   As a related matter, please explain to us how you determined the fair value of the auction rate securities as of June 30, 2008. In that regard, tell us how you considered and weighted the various sources of information cited in the paragraph beginning "Due to the lack of observable market quotes on our $320.7 million ARS portfolio…" on page 13. Also, clarify the nature of the "third party information" considered and the modeling techniques and assumptions applied.

7.   In future filings please disclose the maximum contractual default rate and the current interest rate on the auction rate securities at the end of each period and clarify whether interest is being collected currently.

Note M – Business Acquisitions, page 22

8.   With respect to Zetex, you indicate that you have engaged a third party to perform a "comprehensive independent valuation of the assets acquired and liabilities assumed." Please tell us about the nature and extent of the third party's involvement in your decision-making process associated with the referenced valuation. While in future filings you (management) may elect to take full responsibility for valuing the assets and the liabilities of the acquired entity, if you choose to continue to refer to the expert in any capacity, you may need to name the independent valuation firm in future 1934 Act filings. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you may also need to include the consent of the independent valuation firm as an exhibit to the registration statement.

Note N – Long-term Borrowings – Margin Loan, page 23

9.   Tell us and in future filings please disclose why you believe that the margin loan will not be called within the next twelve months. Please also clarify the basis in GAAP for classification as long-term.

Form 8-K dated August 7, 2008

10.   We see disclosure of non-GAAP measures of adjusted net income and adjusted earnings per share in a bullet point at the beginning of the earnings release. When presenting a non-GAAP measure you should present the comparable GAAP measure with equal or greater prominence. Please refer to S-K Item 10(e)(i) and appropriately revise future earnings releases.

11.   Under "Adjusted Net Income" you indicate that net income is adjusted solely for stock-based compensation and restructuring costs. In future earnings releases please also clarify the nature of the "Other adjustments" included in the reconciling table below the narrative.

12.   Your non-GAAP financial measures of adjusted net income and adjusted earnings per share appear to eliminate operating costs that are or could be recurring, such as stock-based compensation. Accordingly, please tell us and in future earnings releases disclose why you believe your non-GAAP financial measures provide investors with a "better depiction of the Company's operating results" and "a more informed baseline for modeling future earnings expectations." Please also tell us and in future earnings releases disclose why you believe that the non-GAAP measures enable investors to "more thoroughly evaluate our current performance as compared to past performance" and why you believe that the non-GAAP measures provide investors with a "more informed baseline for modeling the Company's future financial performance."

13.   As a related matter, since your measures of adjusted net income and adjusted earnings per share exclude recurring operating costs, such as stock compensation, please expand future releases to disclose the following:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

- the economic substance behind management's decision to use such a measure;

- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and,

- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Please ensure that your disclosures are specific to the actual measures disclosed and used by management. Refer to S-K Item 10(e)(i) and Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Your response should show us how you intend to apply this comment.

14.   It appears that you have disclosed EBITDA as a measure of performance as opposed to a measure of liquidity. Please tell us why you believe it is appropriate in your circumstances to present EBDITA as a measure of performance, including how you use this measure in evaluating the performance of your business. In that regard, EBITDA excludes certain recurring expenses, accordingly, please also explain how your disclosures consider the guidance from Questions 8 and 15 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant